Exhibit (a)(5)(A)

FIMI Commences
Cash Special Tender Offer for Magal Security Systems Ltd. (Nasdaq: MAGS)

Tel Aviv, Israel, May 22, 2020 – FIMI Opportunity V, L.P and FIMI Israel Opportunity Five, Limited Partnership (collectively “FIMI”), announced today that they have commenced a cash special tender offer to purchase 8,669,029 ordinary shares of Magal Security Systems Ltd. (“Magal”) (Nasdaq: MAGS) for $2.95 per share. If more than the maximum number of shares offered to be purchased in the tender offer are tendered, FIMI will purchase Magal shares on a pro rata basis.

FIMI, a controlling shareholder of Magal, currently owns 9,854,159 ordinary shares of Magal, representing approximately 42.6% of Magal’s issued and outstanding shares. If FIMI purchases 8,669,029 Magal shares in the tender offer, FIMI will own approximately 80.0% of Magal’s issued and outstanding shares.

On May 21, 2020, the last trading day before the announcement of the offer, the closing sale price per Magal share on Nasdaq as reported by Nasdaq was $3.00.

The initial period of the tender offer and withdrawal rights is scheduled to expire at 10:00 a.m., New York time, on June 22, 2020, unless the initial period is extended by FIMI. As required by Israeli law, if the conditions to the offer are satisfied as of the completion of the initial offer period, FIMI will provide an additional period of four calendar days during which shareholders may tender their shares, which additional offer period will expire at 10:00 a.m., New York time, on June 26, 2020. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) at least 1,200,000 Magal Shares (currently representing 5.2% of the issued and outstanding shares and voting power of Magal) having been validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer being greater than the number of shares represented by notices of objection to the offer, (3) the Israeli Competition Authority shall have approved the purchase of the Shares pursuant to the offer, and (4) certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Magal.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC). American Stock Transfer & Trust Company is the Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Magal. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Magal should read the tender offer materials which are being filed today by FIMI. Shareholders of Magal should read the tender offer materials because they contain important information about the tender offer. The tender offer materials and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov, and will also be made available without charge to all shareholders by contacting D.F. King & Co., Inc., the information agent for the tender offer, at (800) 814-2879 or (212) 269-5550 (banks and brokers). Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Magal. These statements are based on information available at the time of the press release and FIMI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise (except as required by law).

About FIMI: FIMI a part of Israel’s leading private equity funds. Over the past 24 years the FIMI funds have completed 89 investments. FIMI is currently investing through its sixth fund (a US$ 1.1 billion fund) which focuses on investing in selected mature Israeli or Israeli-related companies with strong growth potential and global footprint, among others in buy-out transactions and turnaround situations.

FIMI Contact:
Address: Alon Towers 2, 94 Yigal Alon St., Tel-Aviv 6789141, Israel
Tel: +972-3-565-2244
E-mail: Ron@fimi.co.il